UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K/A amends LAN Airlines S.A.’s (“LAN”) report relating to its unaudited interim consolidated financial statements for the quarterly period ended March 31, 2012, filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K on May 14, 2012 (the “Interim Quarterly Financials 6-K”), by providing the following:

This report on Form 6-K and the unaudited interim consolidated financial statements included in this report are hereby incorporated by reference as an exhibit to the Registration Statement on Form F-4 (Reg. No. 333-177984) filed with the SEC on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the

SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2012

LAN AIRLINES S.A.

By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	Senior Vice President and General Counsel